SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated April 3, 2007 - "Corriente Gold Asset Spin-Off Approved By Board"

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com
"NEWS RELEASE"
For Immediate Release TSX: CTQ, AMEX: ETQ		April 3, 2007

CORRIENTE GOLD ASSET SPIN-OFF APPROVED BY BOARD

VANCOUVER, BRITISH COLUMBIA, April 3, 2007 – The Board of Directors of Corriente Resources Inc. has approved the spin-off of certain gold assets into a new company, by means of a Plan of Arrangement. These assets are not core to Corriente’s plans for the development of copper deposits within the Corriente Copper Belt. Under the arrangement, which is subject to shareholder and regulatory approval, Corriente shareholders will receive shares of a new private company ("Newco") holding the gold assets, on the basis of 1 Newco share for every 3 common shares of Corriente held by them, as of the effective date of the transaction (expected to be on or about June 15, 2007). Full details of the proposed transaction will be included in the Information Circular to be sent to shareholders in connection with Corriente’s May 24, 2007 Annual General Meeting.

The gold assets include the Tundayme prospect, which is immediately adjacent to Corriente’s Mirador copper deposit land holdings and approximately 15 km from Aurelian Resources Inc.’s newly discovered Fruta del Norte gold zone. The Tundayme prospect has approximately 8 km of north-south trending structures that extend along strike to the Mirador project. This 8 km trend is oriented in the same direction as the Fruta del Norte mineralized trend and parts have had preliminary prospecting and soil sampling done by Corriente. Further work is required to follow-up anomalous gold soil and rock samples from that initial work. Also included is a second set of concessions approximately 50 km southwest of Mirador called the Piedra Liza prospect. Within the Piedra Liza prospect, four clusters of anomalous gold soil samples occur over a six km trend that is on-strike and north of the Nambija area, which has produced over three million ounces of gold by local estimates. Follow-up ground work has identified altered rock samples with maximum gold values at 1 - 4 g/t. The Qualified Person for this disclosure is John Drobe, P.Geo, Chief Geologist.

A planned exploration program on the gold targets, consisting of geological mapping, rock chip sampling and trenching, is expected for later this year. During this period, management will be reviewing possible plans to maximize shareholder value including mergers, joint ventures or an initial public offering of Newco shares.

Separately, Corriente continues to work with our local community and indigenous supporters in Ecuador regarding the advancement of our Mirador Project. Our support has been focused on making the Mirador Project an important component of the plans to eradicate poverty in our project area. Corriente will update shareholders as discussions with the government continue to move forward regarding project development, which is currently suspended at the request of Ecuador’s government to allow for dialogue between stakeholders.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

ABOUT CORRIENTE

Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four copper and copper-gold porphyry deposits: Mirador, Mirador Norte, Panantza and San Carlos.

"Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

For further information, please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com.

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company’s plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company’s continuous disclosure filings as found at www.sedar.com ..

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: April 3, 2007
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer